Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces New Project in Qiqihaer

NEW YORK, (MARKETWIRE) — September 22, 2011 — China Metro-Rural Holdings Limited (the “Company”) (NYSE Amex: CNR) is pleased to announce the acquisition of China Focus City (H.K.) Holdings Limited by China Metro-Rural Limited, one of the subsidiaries of CNR.

China Focus City (H.K.) Holdings Limited has signed a framework agreement with The People’s Government of Qiqihaer City, Heilongjiang Province, PRC, to develop an agricultural logistics platform and another designated area in Qiqihaer City (the “Qiqihaer Project”).

“We are already a leader in the construction and operation of agricultural logistics platforms in China. With the addition of the Qiqihaer Project, we not only strengthen our position in the agricultural logistics platform development industry, but further tap into growth potential associated with powerful demographical trends of China by engaging in rural-urban migration redevelopment projects”, Mr. Sam Sio, Chairman of the Company, states. “Mr. Norman Su and Mr. Michael Ho, both CNR’s directors and partial owners of China Focus City, will work toward building our rural-urban migration redevelopment solutions with high effectiveness and operational efficiency. The addition of the Qiqihaer Project through our acquisition of China Focus City (H.K.) Holdings Limited is expected to enhance our growth. Together with our projects in Tieling and Dezhou, the Qiqihaer Project reaffirms our position as a leader in industries that are expected to benefit from the rural-urban migration in China for the years to come. We expect to fund the Qiqihaer Project with our internal resources.”

The acquisition has been reviewed and approved by the Board of the Directors of the Company.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com